UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D–9

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

Augusta Resource Corporation

(Name of Subject Company)

Augusta Resource Corporation

(Name of Person Filing Statement)

Common Shares, no par value

(Title of Class of Securities)

509 12203
(CUSIP Number of Class of Securities)

Purni Parikh
Vice President, Corporate Secretary
Suite 555 – 999 Canada Place
Vancouver, British Columbia
V6C 3E1
(604) 687-1717

(Name, address and telephone number of person
authorized to receive notice and communications
on behalf of the person filing statement)

With copies to:
Kevin J. Thomson Davies Ward Phillips & Vineberg LLP 155 Wellington Street West Toronto, Ontario M5V 3J7 (416) 863-5590	Richard Hall Andrew R. Thompson Cravath, Swaine & Moore LLP 825 Eighth Avenue New York, NY 10019 (212) 474-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to Schedule 14D-9 amends and supplements the Schedule 14D-9 previously filed with the U.S. Securities and Exchange Commission on March 17, 2014 by Augusta Resource Corporation (“Augusta”).

The information in the Schedule 14D-9 is incorporated into this Amendment No. 1 by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 4. The Solicitation or Recommendation.

The information contained in the directors’ circular in the “Response to the HudBay Offer” section thereof and incorporated by reference into Item 4 of the Schedule 14D-9 is hereby supplemented by the following:

On March 28, 2014, Augusta issued a press release announcing that it has set an annual and special meeting of shareholders for May 9, 2014, and shareholders will be asked to determine whether to continue the shareholder rights plan or have it terminate. The Board of Directors has determined that if shareholders authorize the continuation of the shareholder rights plan at the annual and special meeting, on an annual basis thereafter, shareholders will be given the opportunity at each annual meeting to determine whether to continue the shareholder rights plan or require the Board of Directors to have it terminated.

Augusta also provided an update on its strategic review process by announcing that nine interested parties, including a number of significant industry players, had signed confidentiality agreements as of that date and were in the process of reviewing materials in Augusta’s electronic data room. Augusta also confirmed that it will commence the process of site visits to the Rosemont Project during the week commencing March 31, 2014 and expects that the site visits will take place largely over the next three to four week period.

Item 9.  Exhibits.

The exhibit table appearing in Item 9 of the Schedule 14D-9 is hereby amended and supplemented to add the following exhibit:

Exhibit Number	Description
(a)(10)	News Release, dated March 28, 2014, of Augusta Resource Corporation

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AUGUSTA RESOURCE CORPORATION,

Dated: March 28, 2014	By:	/s/ Gilmour Clausen
Gilmour Clausen
President and Chief Executive Officer

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